

Michael Josephs · 3rd in

EVP, Business Development | Mergers & Acquisitions at Townsquare Media

Greenwich, Connecticut · 500+ connections · Contact info

Townsquare Media

University of Michiga
Stephen M. Ross Scl

Experience

Townsquare Media
7 yrs 3 mos

EVP, Business Development and Mergers and Acquisitions
Jul 2015 – Present · 4 yrs 11 mos

SVP, Corporate Strategy & Development
Mar 2013 – Present · 7 yrs 3 mos
Greenwich, CT

Strategic Advisor
25Madison
2018 – Present · 2 yrs
Greater New York City Area

25Madison is a startup studio that invests in and incubates early-stage businesses. We focus on consumer products, technology-enabled services, and B2B software.

Managing Director
MESA Securities

2008 – Feb 2013 · 5 yrs

Director
Credit Suisse
2004 – 2007 · 3 yrs

Vice President
Merrill Lynch
1997 – 2004 · 7 yrs

Education

University of Michigan - Stephen M. Ross School of Business
Bachelor of Business Administration (BBA), Finance
1993 – 1997

Skills & Endorsements

Investment Banking · 19

Endorsed by **3 of Michael's colleagues at Townsquare Media**

Private Equity · 19

Endorsed by **2 of Michael's colleagues at Townsquare Media**

Venture Capital · 18

Endorsed by **2 of Michael's colleagues at Townsquare Media**

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